File No. 70-



                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC  20549
                                 FORM U-1
     APPLICATION/DECLARATION WITH RESPECT TO DIVERSIFICATION ACTIVITIES
                                  UNDER
            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

NORTHEAST UTILITIES                          PUBLIC SERVICE COMPANY OF
WESTERN MASSACHUSETTS ELECTRIC COMPANY       NEW HAMPSHIRE
174 Brush Hill Avenue                        NORTH ATLANTIC ENERGY
West Springfield, MA 08109                   CORPORATION
                                             100 Elm Street
                                             Manchester, NH 03105

NORTHEAST UTILITIES SERVICE COMPANY          NORTH ATLANTIC ENERGY
THE CONNECTICUT LIGHT AND POWER COMPANY      SERVICE CORPORATION
NORTHEAST NUCLEAR ENERGY COMPANY             Route 1, Lafayette Road
107 Selden Street                            Seabrook, NH 03874
Berlin, CT  06037


          (Name of company or companies filing this statement and addresses of principal executive offices)


                         NORTHEAST UTILITIES


(Name of top registered holding company parent of each applicant or declarant)



                         Robert P. Wax, Esq.
            Vice President, Secretary and General Counsel
                         Northeast Utilities
                            P. O. Box 270
                        Hartford, CT 06141-0270
               (Name and address of agent for service)



The Commission is requested to mail signed copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq.                 John T. Muro
Assistant General Counsel               Vice President - Retail Marketing
Northeast Utilities Service Company     Northeast Utilities Service Company
107 Selden Street                       107 Selden Street
Berlin, CT  06037                       Berlin, CT 06037

Item 1. Description of Proposed Transaction

     1.   Authorization to Engage in Diversification Activities

     Northeast Utilities, a registered electric utility holding company ("NU"), Northeast Utilities Service Company ("NUSCO"), North Atlantic Energy Corporation ("NAEC"), North Atlantic Energy Service Corporation ("NAESCO"), Northeast Nuclear Energy Company ("NNECO") and the principal operating utility subsidiaries of NU, The Connecticut Light and Power Company, Public Service Company of New Hampshire, and Western Massachusetts Electric Company (the "Operating Companies") (NU, NUSCO, NAEC, NAESCO, NNECO and the Operating Companies are hereinafter collectively called "Applicants") hereby request authority to engage in the following diversification activities, to the extent the following activities are deemed jurisdictional and not regulated by the applicable state commissions as electric utility services, either directly or through one or more special purpose direct or indirect subsidiaries of any Applicant or joint ventures/alliances with other unregulated companies, for nonassociates, including customers of the Operating Companies, and associate companies, or through investments in existing companies engaged in these activities (collectively, "NEWCOs"):

     (A) develop and commercialize electrotechnologies related to energy conservation, storage, conditioning and conversion, energy efficiency, heating/cooling/climate conditioning, waste treatment, greenhouse gas reduction, safety/security systems and similar innovations; <F1>

     (B) engage in the sale, leasing or renting, installation, operation and servicing of electric appliances, devices or systems for residential, commercial, governmental and industrial use, to customers of associated and nonassociated utility companies; for example lighting systems, home security or fire alarm systems, power quality devices, energy monitoring systems and other energy conversion, control or storage systems; <F2>

     (C) engage in the sale, leasing, installation, operation, financing and servicing of electric utility equipment such as power generating equipment, back-up generators, fuel cells, solar and photovoltaic systems, energy storage systems, motors, engines, drives and controls, windturbines, environmental equipment and other similar equipment, including the ownership and operation of "qualifying facilities" within the meaning of the Public Utility Regulatory Policies Act of 1978 as amended; <F3>

---------------------

<F1> The Commission has previously authorized various investments related to the manufacturing, development and marketing of electrotechnologies. See e.g. Southern Co., Release No. 35-23888 (1985); Entergy Corp., Release No. 35-25718 (1992); Allegheny Power System Inc., Release No. 35-26225 (1995) and General Public Utilities Corp., Release No. 35- 26230 (1995).

<F2> The Commission has allowed registered holding companies to engage in the sale and marketing of appliances or other energy-utilizing devices directly or through affiliated companies. See e.g. Engineers Public Service Co., Release No. 35-3796 (1942); CNG Energy Company, Release No. 35-23734 (1985); Consolidated Natural Gas Co., Release No. 35-26234 (1995); and PSI Energy, Inc., Release No. 35-26412 (1995).

<F3> These activities are functionally related to the Applicant's core utility operations.

     (D) engage in the production, sale, conversion, and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, ice/"snow", air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; <F4>

     (E) engage in the sale of services (e.g. construction, consulting, maintenance/repair, diagnostics/preventative care, sales/representation services, marketing/distribution services, contract operation, facilities licensing/permitting assistance, safety inspection) or intellectual property (e.g. software, training, data, patents) related to technical, operational, management, administrative, financial, marketing and/or other expertise, developed in the course of utility operations in such areas as power plant, transmission and distribution system engineering, development, design and rehabilitation; construction, maintenance, installation and operation of all types of energy and heating, ventilating and air conditioning equipment; specification, installation and operation of high voltage equipment; fuel procurement, delivery, management and sale; transportation and fleet vehicle management; environmental licensing, testing and remediation; credit and collections management (including billing services); personnel training and development programs and other similar areas; <F5>

     (F) own, operate, install or manage fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste treatment facilities; <F6>

     (G) develop and commercialize technologies or processes which utilize by-products or waste from basic utility operations as an integral component of such technologies or processes; <F7>

--------------------

<F4> The Commission has permitted the acquisition of steam production facilities inside an industrial site and the development of, and limited investments in, facilities for producing or recovering alternative fuels and energy resources. See e.g. Southern Co., Release No. 35-26185 (1994); Southern Co., Release No. 35-26221 (1982); New England Electric System, Release No. 35-22719 (1995) and Cinergy Corp., Release No. 35-26474 (1996).

<F5> The Commission has authorized a number of registered holding companies to engage in the sale of various services. See e.g., Southern Co., Release No. 35-22132 (1981); American Electric Power Co., 35-22468 (1982); Middle
South Utilities Inc., Release No. 35-22818 (1983); Cedar Coal Company, Release No. 35-23973 (1985); Entergy Corp., Release No. 35-26322 (1995) and
Consolidated Natural Gas Co., Release No. 35-26363 (1995).

<F6> The Commission has authorized various investments related to such activities. See e.g., Ohio Power Co., Release No. 35-19594 (1976) (rail-to-barge coal handling facility); Middle South Utilities, Inc., Release No. 35-18221 (1973) (bulk oil storage facilities); Jersey Central Power & Light Co., Release No. 35-24664 (1988) (reservoir, dam and related facilities for storage and discharge of water); and New England Electric System, Release No. 35-26277 (1995) (installation of equipment at power stations owned by nonaffiliates to separate unburned carbon from coal ash).

<F7> New England Electric System, Release No. 35-2627 (1995).



     (H) to the extent not provided by "exempt telecommunications companies" associated with the Applicants under the Telecommunications Act of 1996, provide telecommunications service, data acquisition/control systems or distribution/courier services supported primarily by facilities utilizing existing utility structures, equipment and/or rights-of-way, or using excess capacity of systems, property or services originally installed or used primarily for the utility's own use; <F8>

     (I) to the extent not otherwise permitted under Rule 40, lend money to, guarantee obligations of, and arrange for financing or finance leases for, customers or potential customers of the Applicants and joint venture partners or allied parties of the Applicants <F9> primarily to facilitate investments in programs and/or equipment which will encourage utility load growth through process improvement, increased cost-effectiveness of electric power or any other application of electrotechnologies which provides production efficiencies or other benefits to the customer;

     (J) purchase accounts receivable of associate companies and of nonassociate companies whose primary revenues are derived from the sale of electricity, and of other nonassociate companies, including utility companies, that generate receivables from large numbers of customers, subject to the 50 percent test found in the CSW series of orders; <F10>

     (K) engage in sales/representation and marketing/distribution services for insurance programs provided by non-associate companies related to electrical service to customers of the Applicants, including but not limited to utility bill payment protection in the event of unemployment, disability or death; also (provided entirely or in part by associate companies) service contracts for maintenance of electrical appliances or equipment; water heater life insurance and appliance/equipment extended service warranty agreements;

     (L) engage in the development and sale of any product or service directly related to the electric vehicle, hybrid vehicle or transportation market, including infrastructure support, energy storage devices and sales or maintenance of vehicles or their motive power components. <F11>

-------------------

<F8> The Commission has previously approved activities related to communication services. See e.g., Southern Co., Release No. 35-23440 (1984) and Release No. 35-26211 (1994).

<F9> The Commission has approved customer and non-customer financing programs.  See e.g., Consolidated Natural Gas Co., Release No. 35-26234
(1995); and American Electric Power Company, Release No. 35-26473 (1996).

<F10> See e.g. CSW Credit, Inc., Release No. 35-24157 (1986), authorizing financing of subsidiary to provide funds to factor accounts receivable of nonassociate electric utility companies.

<F11> The Commission has approved activities related to the development of electric and gas vehicles. See e.g., Consolidated Natural Gas Co., Release No. 35-25615 (1992); Central Power and Light Co., Release No. 35-26160
(1994) and Columbia Gas System, Inc., Release No. 35-26295 (1995).



     (M) engage in the brokering, marketing, generation, production, transportation, transmission, distribution, storage and sale of energy (including but not limited to electricity or natural or manufactured gas) and "paper products" such as futures, hedges, load aggregations, fuel tolling, fuel conversions and other instruments expected to be required in a competitive energy marketplace; and

     (N) sell, rent, lease or operate for the benefit of a third party any surplus physical asset (land, mineral rights, timber, buildings, air rights, equipment, material) originally acquired in good faith for the operation of the utility business, including the right to make any improvements necessary to make such assets marketable in a free-market environment.

     The Applicants request authority to (i) engage in the above activities ("Diversification Activities"); (ii) organize NEWCOs and transfer, sell, convey and dispose of such assets and goods, and perform construction and services for, and among each other and each NEWCO; (iii) make investments in NEWCOs to enable them to engage in such Diversification Activities; (iv) allow NEWCOs to finance their Diversification Activities by issuing securities to parties other than the Applicants; (v) allow the Applicants to issue guarantees of such NEWCOs' securities; and (vi) allow NU to issue guarantees of such Applicants securities.

     The Applicants believe these Diversification Activities have a clear relationship to the core business of the Applicants, and undertaking these Diversification Activities will permit the Applicants to respond to competition in their core business from other energy companies. They represent opportunities for the Applicants to provide additional services and technologies to their customers and potential customers as well as other consumers of energy while utilizing the Applicants' expertise and technical resources developed in the course of their energy-related businesses. As indicated above, most of these activities have previously been authorized by the Commission. The Applicants do not intend to limit the Diversification Activities to their service territory.

     The Commission s proposed Rule 58 (Rel. No. 35-26313) may, if adopted, supersede and make redundant a portion of this Application. However, the Applicants intend to pursue any additional authority needed to perform the full range of Diversification Activities specified herein whether or not Rule 58 is adopted.

     Any construction for or services or goods provided by any associate company to any other associate companies hereunder will be at cost in compliance with Rules 90 and 91 or, subject to approval by the state regulatory authorities where applicable, negotiated prices limited to a range between cost and fair market value; services or goods sold by any Applicants or NEWCOs to nonassociate companies will be provided at market or negotiated prices.

     The Diversification Activities of the Applicants and any NEWCO will be conducted so that the risks associated with the operations of nonassociate companies will be borne by the Applicants' shareholders and not the Operating Companies or their ratepayers, unless permitted under applicable law or approved by the applicable state regulatory agency. Separate audited accounting records will be maintained for the Diversification Activities in respect of each nonassociate customer.

     Initially, the Applicants anticipate that each NEWCO may or may not have paid employees. In addition, personnel employed by the Applicants or other NEWCOs may provide a wide range of services on an as-needed basis to such NEWCO pursuant to a service agreement, substantially in the form of Exhibit
B.1 hereto ("Service Agreement"), to be entered into between such NEWCO and the Applicant or other NEWCO. Under this Service Agreement, the NEWCO will reimburse the Applicant or other NEWCO for the cost of services provided, computed in compliance with Rules 90 and 91 of the Act, as well as applicable rules and regulations. All time spent by an Applicant's employees working for such NEWCO will be billed to and paid by such NEWCO pursuant to the Service Agreement.

     Furthermore, the Applicants have acquired and will acquire certain properties or other resources. The Applicants will provide such property and resources to NEWCOs at cost, determined in compliance under Rules 90 and 91 of the Act, as well as applicable rules and regulations, and in accordance with the Service Agreement.

     Each NEWCO will maintain separate financial records and detailed supporting records, including profit/loss statements. These records will be available to any proper federal regulatory agency or state regulatory agency for review. The accounting staff of NUSCO, pursuant to the Service Agreement with each NEWCO, will be responsible for record keeping and maintaining audit procedures which are in compliance with generally accepted accounting principles.

2.   Investment in, and Financing of, Applicants and NEWCOs.

     The Applicants and any NEWCOs authorized by the Commission hereunder propose to invest an aggregate of $300 million (less than 3 percent of NU's 1995 consolidated asset value) through December 31, 2000 in Diversification Activities through any combination of (i) issuance of the Applicants' common stock, (ii) cash capital contributions to the Applicants and any NEWCOs by NU, (iii) loans or advances made by NU to the Applicants or any NEWCO and loans or advances by any Applicants (other than NU) to any NEWCO, and (iv) direct investments via loans to or stock purchase of companies principally engaged in these Diversification Activities. In addition, the Applicants propose to obtain loans from banks or other lenders or issue other recourse obligations which may or may not be guaranteed by NU. Any such borrowings by the Applicants from third parties that are guaranteed by NU would be included in and subject to the $300 million investment authority requested by the Applicants. The Applicants request approval for such transactions to the extent they are not otherwise exempted under Rules 45 and 52 or other applicable Rules of the Commission issued under the Act.

     To the extent such investments involve NU loans to the Applicants, or Applicants loans to any NEWCO, such loans will be made from time to time prior to December 31, 2000, with maturities no later than December 31, 2015. Such loans will bear an interest rate not exceeding the prevailing commercial rates appropriate for loans of similar term length and comparable risk. In the case of loans from lenders other than NU, the loans will be made with maturities of no later than December 31, 2018 and with a fixed interest rate not to exceed, on the date of the loan, prevailing commercial rates appropriate for loans of similar term length and comparable risk. Any notes sold to a lender other than an Applicant may be guaranteed by any Applicant as to principal, premium, if any, and interest. In connection with any such sale, lender fees such as underwriting and commitment fees may be paid in an amount not greater than that which is generally recognized as reasonable and customary for similar transactions (in any event, not to exceed 3 percent). It is further proposed that any notes issued to any Applicant hereunder may, at the option of such Applicant, be converted to capital contributions to the Applicant through such Applicant s forgiveness of the debt represented thereby.

     3.   Reporting

     The Applicants will provide, not later than 60 days after the end of the first three calendar quarters and not later than 90 days after the end of the fourth quarter of each year, a notification of each investment made by an Applicant, directly or indirectly, in any other Applicant or in any NEWCO in the previous quarter pursuant to the authority granted herein in a form that is consistent with proposed Form U-9C-3, as set forth in the Commission's proposed Rule 58.

     4.   Other Matters

     Except in accordance with the Act, neither NU nor any subsidiary thereof
(a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an exempt wholesale generator or a foreign utility company. None of the proceeds from the transactions proposed herein will be used by the Companies to acquire any securities of, or any interest in, an exempt wholesale generator or a foreign utility company.

     The NU system is in compliance with Rule 53(a), (b), and (c), as demonstrated by the following determinations:

     (i) NU's aggregate investment in EWGs and FUCOs (i.e., amounts invested in or committed to be invested in EWGs and FUCOs, for which there is recourse to NU) does not exceed 50 percent of the NU system's consolidated retained earnings as reported for the four most recent quarterly periods on NU's Form 10-K and 10-Qs. At December 31, 1995, the ratio of such investment ($39 million) to such consolidated retained earnings ($1.0 billion) was 4 percent.

     (ii) Encoe Partners, Central Termica San Miguel de Tucuman, S.A. ("C.T.S.M.T."), Ave Fenix and Plantas Eolicas, S.A. (NU's only EWGs or FUCOs at this time) (collectively, "EWGs/FUCOs") maintain books and records, and prepares financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request.

    (iii) No employees of the NU system's public utility companies have rendered services to the EWGs/FUCOs.

     (iv) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificates that have been filed with the Commission under Rule 53 and (b) a copy of Item 9 of Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of the NU system public utility companies.

     (v) Neither NU nor any NU subsidiary has been subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding. In addition, NU's average consolidated retained earnings for the four most recent quarterly periods has not decreased by 10 percent or more from the average for the previous four quarterly periods.

     (vi) In the previous fiscal year, NU's operating losses attributable to its investment in the EWGs/FUCOs did not exceed 5 percent of NU's consolidated retained earnings.

Item 2.   Fees, Commissions and Expenses

     No fees, commissions or expenses have been paid or will be paid or incurred in connection with the proposed transactions, other than (i) the Commission's $2,000 filing fee; (ii) expenses for legal, financial and other services billed to the Applicants at reasonable cost by NUSCO not exceeding $5,000, and (iii) such other expenses to be included in the Applicants' quarterly report, which expenses cannot be estimated at this time.

Item 3.   Applicable Statutory Provisions

     Sections 6(a), 7, 9(a), 10, 11(b), 12 and 13(b) of the Public Utility Holding Company Act of 1935 and Rules 23, 40, 45, 52, 53, 81, 87(b)(1), 90
and 91 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transaction, the Applicants request appropriate orders thereunder.

Item 4.   Regulatory Approval

     Various state commissions may have jurisdiction over the licensing, pricing and costs associated with the Diversification Activities. Such approvals will be applied for and obtained by the Applicants as necessary.

Item 5.   Procedure

     It is respectfully requested that the Commission enter not later than June 1, 1996 an appropriate order granting and permitting this Application/Declaration to become effective.

     No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Office of Public Utility Regulation within the Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no 30 day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is requested that any such order be made effective immediately upon the entry thereof.

Item 6.  Exhibits and Financial Statements

     (a)  Exhibits

          B.1  Form of Service Agreement

          F.1. Opinion of Counsel (To be filed by amendment.)

          G.1. Proposed Form of Notice under the Act.

     (b) Financial Statements. Financial statements have not been included because this transaction is not expected to have any material pro forma effects on the financial statements of the Applicants.

Item 7.  Information as to Environmental Effects

     The issuance of an order with respect to this Application/Declaration will not constitute a major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.



                              SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                         NORTHEAST UTILITIES
                         NORTHEAST UTILITIES SERVICE COMPANY
                         NORTHEAST NUCLEAR ENERGY COMPANY
                         NORTH ATLANTIC ENERGY SERVICE CORPORATION
                         NORTH ATLANTIC ENERGY CORPORATION
                         THE CONNECTICUT LIGHT AND POWER COMPANY
                         PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
                         WESTERN MASSACHUSETTS ELECTRIC COMPANY


                         By:  /s/Jeffrey C. Miller
                              Their Attorney

 Dated: March 27, 1996